SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minute of the 30 th Extraordinary General’s Meeting” dated on January 05, 2010.

Norair Ferreira do Carmo
Telesp, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – January 05, 2010) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs its shareholders about resolutions taken on its Extraordinary General Meeting.

1. Date, Time and Venue: December 30 (thirty), 2009, at 11:00 a.m., in the Company’s headquarter, located at Rua Martiniano de Carvalho, nº 851, Bela Vista neighborhood, in the Capital of São Paulo State.

2. Call notice: Public notice published in the “Diário Oficial do Estado de São Paulo”, pages 19, 12 and 18 and in the newspaper “Valor Econômico”, pages C6, C3 and D9, on December 15, 16 and 17, 2009 editions, respectively.

3. Agenda:

I – To approve the nomination and hiring of the specialized company, assigned by the managements of the Company and A. Telecom S.A. (“A. TELECOM”), to prepare the necessary appraisal to deliberate the partial spin-off of A. TELECOM, while the spun-off part of the net equity will be merged into the Company, Hirashima & Associados;

II – To examine and to deliberate the (i) "Protocol and Justification of the Partial spin-off of A.Telecom S.A., with merger of the spun-off part by Telecomunicações de São Paulo S.A. -TELESP” (ii) the valuation report prepared by the specialized company mentioned on the item (I) above, and (iii) approval of A.Telecom S.A. spun-off part of the net equity by TELESP.

4. Attendance: Company’s shareholders, representing 85.808% of the voting capital, in accordance to records and signatures of the attendance book #002, sheets 26 – front to 28 –front, verifying the legal quorum for instatement and resolutions. There were also registered the attendance of the Company’s Manager, Sr. Gustavo Fleichman, General Secretary, the member of the Audit Committee, Mr. Flávio Stamm; and the representative of the specialized company Hirashima & Associados Auditores Independentes, Sr. Taiki Hirashima.

5. Board: Gustavo Fleichman – Chairman and Leila Alves – Secretary.

6. Clarifications: The Shareholders Meeting’s Chairman stated that:

I – TELESP’s Board of Directors, on meeting held on December 09, 2009, decided to forward to the General Shareholders’ Meeting the propose to merge the spun-off part of the net equity of its wholly-owned subsidiary A. Telecom S.A. (“A. TELECOM”).

II – The Company’s Fiscal Committee issued the Opinion #02/2009, favorably to the instatement of the operation under propose.

III – All documents related to the proposed transaction were available to the Company’s shareholders since the call notice publication of this meeting, in accordance to the applicable law.

7. Resolutions: The Agenda tasks were put under discussion and voting, been approved the following deliberations:

7.1 – Was approved and ratified, by unanimity of votes, the nomination and hiring of the specialized company Hirashima & Associados Auditores Independentes, simple limited society, with headquarter in the Capital of São Paulo, at Rua Florida, #1,758 1st floor, under CNPJ/MF #10,892,343/0001-61, registered at the 9th Oficial de Registro Civil da Pessoa Jurídica under #25129, and at Conselho Regional de Contabilidade do Estado de São Paulo under CRC/SP #2SP025496/O-4 (“Hirashima”), to prepare the valuation of A.Telecom S.A. spun-off part of the net equity, aiming its merger by TELESP and the elaboration of the respective Appraisal Report.

7.2 – Following the shareholders unanimously:

7.2.1 – Approved the “Protocol and Justification of the Partial spin-off of A.Telecom S.A., with merger of the spun-off part by Telecomunicações de São Paulo S.A. - TELESP” (“Protocol”), of December 09, 2009, that includes the terms and conditions of the merger. The approved protocol, among other items, establishes: (i) the split-off of A. TELECOM with the transference and merger by TELESP, elements of assets, rights and liabilities spun-off, in accordance with Article 229 of Law #6404/76; (ii) that A. TELECOM will reduce its capital in accordance with the spun-off part, valued at R$99,292,785.24 (ninety nine million, two hundred and ninety two thousand, seven hundred eighty five reais and twenty four cents) and A. TELECOM actions related to the referred spun-off part, all owned by TELESP, will be canceled; (iii) The merger of spun-off part, by TELESP, will not result in a capital increase in the Acquirer Company, considering that A. TELECOM is a wholly-owned subsidiary, and thus the spun-off part of the net equity by TELESP will occur by reducing the investment account in permanent assets and the transfer of assets and liabilities elements contained in the balance transfer, without any increase or decrease in the Company equity; (iv) the equity variations occurred on A. TELECOM between the data base of the Appraisal Report and the General Meeting date of merging the spun-off part will be absorbed by A. TELECOM; (v) TELESP will be responsible, just and only, for the obligations that are expressly transferred under the Protocol and the balance transfer, without solidarity with A. TELECOM, not having relevant liabilities contingencies and not accounted to be taken over by TELESP as a result of the merger of the spun-off part of the net equity of A. TELECOM.

7.2.2 – Approved the “Appraisal Report based on the Accounting Value for Spin-off and Merger”, prepared by the specialized company Hirashima & Associados Auditores Independentes. The referred report considers November, 30, 2009 as the data base and concludes that A. TELECOM spun-off part of the net equity merged by TELESP is valued at R$99,292,785.24 (ninety nine million, two hundred and ninety two thousand, seven hundred and eighty five reais and twenty four cents).

7.2.3 – Approved the merger, by TELESP, of A. TELECOM spun-off part of the net equity in the amount of R$99,292,785.24 (ninety nine million, two hundred and ninety two thousand, seven hundred and eighty five reais and twenty four cents), without increase of TELESP’s capital, as previewed in the Protocol and described in Section 7.2.1 (iii) above.

7.3. Finally, the Company’s Directors were authorized to take the measures to conclude the merger of the spun-off part deliberated, been responsible for all communications, registers, equity transference registration, the update of any kind of register, including the fiscal ones, and everything else that is required.

8 – Closing: No further matters of the Agenda to discuss, the President closed the meeting, from which the present minutes were drawn up as a summary of events, according to the paragraph 1st of the article 130 of the Law #6404/76. After that, the present minute was read and understood as true representation of the matters, an than approved and signed by the participants.

Gustavo Fleichman	Leila Alves
Meeting’s Chairman	Meeting’s Secretary

SP Telecomunicações Participações Ltda.
p.p. Vasco Gruber Franco

Telefônica Internacional S/A
p.p. Vasco Gruber Franco

Represented by Citibank N.A.
p.p. Rita de Cássia Serra Negra Moller
The Shareholders:
• Bell Atlantic Master Pension Trust
• John Hancock Trust Disciplined Diversification Trust
• Schwab Fundamental Emerging Markets Index Fund
• State Street Bank and Trust Company Invest. Funds For Tax Exempt Retirement Plans
• State Street Emerging Markets
• The Future Fund Board Of Guardians
• The Master Trust Bank Of Japan, Ltd. RE: MTBC400035147
• Vanguard FTSE All-Word Ex-Us Index Fund, A Series Of Vanguard International Equity
Index Funds
• Vanguard Total World Stock Index Fund, A Series Of Vanguard International Equity
Index Funds
• Wilmington Multi-Manager International Fund
• Wells Fargo Master Trust Diversified Stock Portfolio

Represented by HSBC Corretora de Títulos e Valores Mobiliários S.A
p.p. Rita de Cássia Serra Negra Moller
Norges Bank

Represented by Santander S.A.
p.p. Rita de Cássia Serra Negra Moller
Credit Agricole Asset Management

Flávio Stamm	Hirashima & Associados Auditores
Audit Committee Member	Independentes p. Taiki Hirashima

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	January 05, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director